FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2004

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This reports: Buenaventura's Board of Directors tentatively approves ownership interest increase in Sociedad Minera Cerro Verde S.A.A. (Cerro Verde).

For Immediate Release

BUENAVENTURA'S BOARD OF DIRECTORS TENTATIVELY APPROVES OWNERSHIP INTEREST INCREASE IN SOCIEDAD MINERA CERRO VERDE S.A.A. (CERRO VERDE)

Lima, Peru, October 11, 2004 - Compañía de Minas Buenaventura S.A.A. ("Buenaventura") (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru's largest publicly traded precious metals mining company, today announced that the Board of Sociedad Minera Cerro Verde S.A.A (Cerro Verde) has given conditional approval for a US$850 million expansion of the Cerro Verde mine in Arequipa, Peru. Final approval is dependant upon receipt of all required permits from the Peruvian government and the necessary project financing.

Buenaventura currently owns 9.2% of Cerro Verde shares and has tentatively agreed with Phelps Dodge (presently owner of 82.5% of Cerro Verde's outstanding shares) to increase its ownership in Cerro Verde to a maximum of 20%, together with the possible addition of Sumitomo as a new shareholder. This transaction is subject to a variety of conditions, including the final approval of Buenaventura's Board of Directors, the approval of Cerro Verde's shareholders and the negotiation and execution of definitive agreements.

The expansion, which is expected to be financed from a combination of Cerro Verde cash and project debt, allows the mining of a primary sulfide ore body beneath the oxide ore body that is currently in production. Through the expansion, approximately 1 billion tons of sulfide ore reserves, averaging 0.51 percent copper, will be processed through a new concentrator. Mining of the sulfide ore body is expected to begin in late 2006. The expanded copper production rate is expected to be achieved in the first half of 2007. Current copper production at Cerro Verde is approximately 100,000 tons per year. After the expansion, initial copper production will reach approximate 300,000 tons per year.

Alberto Benavides, Chairman of Buenaventura, said: "We're excited about the new opportunities at Cerro Verde. The expansion will bring great economic benefits to Peru and to the communities surrounding the mine. We are also pleased about the opportunity to increase our interest in the operation and welcome Sumitomo as a new partner in the next phase of Cerro Verde."

Management of Cerro Verde estimates the expansion will create 2,400 construction jobs at peak construction and 350 permanent new jobs at the mine, which currently employs about 660 employees. Approximately 1,000 indirect jobs will be created in the surrounding community as a result of the expansion.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru's largest, publicly-traded precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly-owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates three mines in Peru and also has controlling interests in four mining companies as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation) and is one of the most important precious metal producers in the world.

Cautionary Statement

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended ,that are intended to be covered by the safe harbor created by such sections. Such forward-looking statements include, without limitation, statements regarding future mining or permitting activities. Where Buenaventura expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such risks include those concerning the Company's, Yanacocha's and Cerro Verde's costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries' plans for capital expenditures, estimates of reserves and Peruvian political, economical, and legal and social developments. For a more detailed discussion of such risks and other factors, see the company's 2003 Annual Report on Form 20-F, which is on file with the Securities and Exchange Commission, as well as the company's other SEC filings. Buenaventura does not undertake any obligation to release publicly revisions to any "forward-looking statement," to reflect events or circumstances after the date of this news release, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: October 11, 2004